FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the "**Corporation**")
199 Bay St., Suite 4000
Toronto, ON
M5L 1A9

Item 2: Date of Material Change

November 15, 2023

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by the Corporation on November 15, 2023, via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Corporation filed a supplement dated November 15, 2023 (the "**Supplement**") to its management information circular dated October 20, 2023 (the "**Circular**") in connection with the special meeting of the Corporation held on November 20, 2023 at 1:00 p.m. as a virtual meeting through the AGM Connect meeting platform (the "**Meeting**"). The Supplement discloses certain restrictions on resale applying to the common shares of Celly Nutrition Corp. ("**Celly Nu Shares**") that are being distributed to FSD Pharma Securityholders (as defined below) pursuant to the Plan of Arrangement (as defined below).

Item 5.1: Full Description of Material Change

The Circular pertains to a Meeting of the holders of class A multiple voting shares ("**Class A Shares**"), class B subordinate voting shares ("**Class B Shares**") and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with the holders of Class A Shares and Class B Shares, the "**FSD Pharma Securityholders**") to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the "**Plan of Arrangement**") under section 182 of the *Business Corporations Act* (Ontario). The Plan of Arrangement involves (i) an amendment to the capital structure of the Corporation and (ii) the distribution of Celly Nu Shares to FSD Pharma Securityholders.

The Supplement to the Circular discloses certain restrictions on resale that will apply to the Celly Nu Shares that are proposed to be distributed to the FSD Pharma Securityholders pursuant to the Plan of Arrangement. Celly Nu Shares that will be distributed to the FSD Pharma Securityholders pursuant to the Plan of Arrangement will be subject to restrictions on transfer, such that none of the Celly Nu Shares may be transferred until May 31, 2024, provided that Celly Nutrition Corp. may, in its sole discretion, waive such restrictions, in whole or in part. The Supplement also notifies FSD Pharma Securityholders that the Corporation extended the proxy deadline for the Meeting to 5:00 p.m. on Friday November 17, 2023.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed
Chief Executive Officer, Executive Co-Chairman
T: (416) 854-8884
E: Zsaeed@fsdpharma.com

Item 9: Date of Report

November 23, 2023